SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934
(Amendment No      )*

American Boarding Company
(Name of Issuer)

Common Stock $.001 par value
(Title of Class of Securities)

024624108
(CUSIP Number)

Platinum Capital Inc. Ltd.
P.O. Box 48679, London, UK NW8 1AP
44 778-510-7376
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules files in paper format shall include a signed original and five copies of the schedule, including all exhibits. See. §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02462418	SC 13D	Page 2 of 6 pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Platinum Capital Inc. Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom
NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,655,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		3,655,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,655,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 40.16%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 02462418	SC 13D	Page 3 of 6 pages
1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Neil Walsh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS * PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom
NUMBER OF	7.	SOLE VOTING POWER
SHARES		3,655,000
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		3,655,000
PERSON	10.	SHARED DISPOSITIVE POWER
WITH		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,655,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11: 40.16%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 02462418	SC 13D	Page 4 of 6 pages

Item 1.     Security and Issuer

The name of the issuer is American Boarding Company. (the "Issuer"). The address of the Issuer's principal office is 358 Frankfort Street, Daly City, CA 94014, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.     Identity and Background

(a)	This statement is filed by Platinum Capital Inc. Ltd, a company organized in Hong Kong and Neil Walsh. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)	The Reporting Person's residence or place of business is:

Platinum Capital Inc. Ltd. is 502, 5F Prospectus Building 48-52 Des Voeux Road, Hong Kong, China.

Neil Walsh is P.O. Box 48679, London, UK NW8 1AP.

(c)	Platinum Capital Inc. Ltd serves as an outside consulting company to American Boarding Company. Mr. Neil Walsh is the sole shareholder and director of Platinum Capital Inc. Ltd. (Is this true? will also need occupation of each principle)

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Platinum Capital Inc. Ltd was organized in Hong Kong. Mr. Walsh is a citizen of the United Kingdom.

Item 3.     Source and Amount of Funds or Other Consideration

The funds for the purchase of Shares came from working capital and personal funds. No borrowed funds were used to purchase the Shares.

CUSIP No. 02462418	SC 13D	Page 5 of 6 pages

Item 4.     Purpose of Transaction

The Reporting Person has acquired their Shares of the Issuer for investment. The Reporting Person evaluates its respective investments in the Shares on a continual basis.

Mr. Davnlou is not involved in making material business decisions regarding the Issuer's policies and practices and may not be involved in the consideration of various proposals considered by the Board.

Mr. Davnlou from time to time intends to review his investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person may take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

Except as discussed above, Mr. Davnlou does not have any plans or proposals to acquire or dispose of securities of the Issuer, effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause a change in the present board of directors or management of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

The Reporting Person reserves the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

CUSIP No. 02462418	SC 13D	Page 6 of 6 pages

Item 5.     Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 3,655,000 Shares, constituting 40.16% of the Shares outstanding.
(b)	The Reporting Persons (i) have the sole power to vote or direct the vote of 3,655,000 Shares; (ii) have the shared power to vote or direct the vote of 0 Shares; (iii) have the sole power to dispose or direct the disposition of 3,655,000 Shares; and (iv) have the shared power to dispose or direct the disposition of 0 Shares.

(c)	In the last sixty days, the Reporting Persons have not effected any transactions of the Issuer's Common Stock.
(d)	No other person is known to have the right to receive, or the power to direct the receipt, of dividends from, or the proceeds from the sale of the Shares reported herein.
(e)	Not applicable

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Other than the Joint Filing Agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer

Item 7.     Material to be Filed as Exhibits.

Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   November 23, 2014

Platinum capital Inc. Ltd.

By:     /s/Neil Walsh        Director
            Name                    Title

          /s/Neil Walsh
            Neil Walsh